MDS Inc. Announces Completion of Proteomics Reorganization

MDS Proteomics Renamed Protana Inc.

Toronto, July 29, 2004 - MDS Inc. (TSX: MDS, NYSE:MDZ) announced that the financial reorganization of MDS Proteomics announced on June 1, 2004 has been completed. The reorganized company, which has been renamed Protana Inc., will focus on the provision of biomarker identification, lead optimization and protein analysis services.

The key impacts of this reorganization on MDS Inc. include:

  the reduction of MDS's ownership in Protana to 48%, which is expected to eliminate the future impact of Protana's operating results on reported operating earnings for MDS Inc.
  a total of $15 million, which will be paid by MDS Inc. to gain access to tax assets and an ongoing technology licensing agreement. On closing, Protana will receive $10 million for the tax assets and the technology licensing agreement. A final $5 million technology licensing payment will be paid one year after closing.

At MDS Inc., our more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. We focus on helping to discover new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For more information:
Investor Inquiries Sharon Mathers Vice-President, Investor Relations (416) 675-6777 ext. 2993	Media Inquiries Naomi Nemeth Director, Global External Communications (416) 213-4692